555 Belaire Ave., Suite 340

Chesapeake, Virginia 23320

Telephone: 757-410-2293

Facsimile: 757-257-8614

www.davislawplc.com

_________

June 6, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D.C. 20549

Attn: Pam Howell

Re: CR Global Holdings, Inc.

Amendment to Offering Statement on Form 1-A

CIK No. 0001828056

Dear Ms. Howell:

Davis Law, PLC has been retained to assist the Company in the filing of their offering circular (the “Offering Circular”). On behalf of CR Global Holdings, Inc., a Virginia Corporation, (the “Company”), we respectfully submit this letter in response to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 13, 2021 (the “Letter”) regarding the Company’s draft Amendment to Offering Statement on Form 1-A filed on April 20, 2021 (File No. 024-11374).  This letter is responsive to your Letter. In this letter, we have recited the comments from the Staff in italicized type and have followed the comments with the Company’s responses.

Form 1-A Amendment filed on April 20, 2021

General

1. Please update the prospectus as of the most recent practicable date. For instance, we note that the Management section is as of September 2020, the number of employees is as of October 1, 2020, etc. Please update the Management’s Discussion and Analysis as of the most recent financial statements and update the Executive Compensation section as of the most recent fiscal year end.

In response to your request, we have updated the Management section to be reflective as of the date of the audited financials, December 31, 2020. We have also updated the Management’s

Discussion and Analysis as of the date of the most recent audited financial statements of December 31, 2020 as well as the Executive Compensation section as of December 31, 2020.

Interest of Management and others in Certain Transactions, page 34

2. For each related party transaction, please clearly disclose the dollar amount involved in each transaction.

In response to your request, the audited financials have been updated in Footnote 7, Investment in Affiliates, to clearly disclose the dollar amount involved in each transaction.

Signatures, page 38

3. Please include the signatures of the majority of your board of directors, as required by Instruction 1 to Signatures to Form 1-A.

In response to your request regarding the signatures, we have revised the signature page to reflect the majority of the board of directors as required by Instruction 1 to Signatures to Form 1-A.

Note 8 – Investments in Affiliates, page F-13

4. We note the inclusion of language within your footnote disclosure that the financial statements of your equity method investees are unaudited. However, we note that your independent auditor has issued an unqualified audit opinion. As a result, these two observations appear to contradict each other. Please clarify and/or revise accordingly.

In response to your request, please note that the footnote disclosure (now reflected as Note 7) has been revised to address the contradicting statements.

Note 9 – Subsequent Events, page F-16

5. We note your disclosure that the Company sold its land and building in February 2021. Please expand your disclosures to include the term of the sale including but not limited to the price received and any gains/losses recognized as a result of the sale.

In response to your request (now reflected as Note 8, Subsequent Events) has been updated to reflect the sale price of land and building sold along with any gains/losses.

Exhibits

6. Please revise to include a consent of your auditors to the use of their audit report in this Offering Circular.

In response, we have added Exhibit 13 as consent of the Issuer’s auditor.

Should you have any questions, please feel free to contact me.

Sincerely yours,

DAVIS LAW, PLC

cc: Chantel Ray Finch

President

CR Global Holdings, Inc.